# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 01/07/2026
Amends the filing with accession number 0001104659-21-115571
Filed by CIK 0001880796
Persons authorized to receive notices and communications: AE Red Holdings, LLC, 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487, (561) 372-7820

## Reporting persons
- AE RED HOLDINGS, LLC (CIK 0001880796): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,849,907; sole dispositive power 0; shared dispositive power 35,849,907; aggregate amount beneficially owned 35,849,907 (19.7% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 33,849,907 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock ("Warrants").
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- Edge Autonomy Ultimate Holdings, LP (CIK 0002074087): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,137,534; sole dispositive power 0; shared dispositive power 47,137,534; aggregate amount beneficially owned 47,137,534 (25.8% of the class)
  Comment: Rows 8, 10 and 11 each represent 47,137,534 shares of Common Stock issued in accordance with the Amended Merger Agreement on June 13, 2025.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- Michael Robert Greene (CIK 0001881294): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,235,027; sole dispositive power 0; shared dispositive power 98,235,027; aggregate amount beneficially owned 98,235,027 (53.9% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 80,987,441 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 15,247,586 shares of Common Stock issuable upon conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- David H Rowe (CIK 0001880788): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,235,027; sole dispositive power 0; shared dispositive power 98,235,027; aggregate amount beneficially owned 98,235,027 (53.9% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 80,987,441 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 15,247,586 shares of Common Stock issuable upon conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II-B, LP (CIK 0001732535): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 83,002,691; sole dispositive power 0; shared dispositive power 83,002,691; aggregate amount beneficially owned 83,002,691 (45.5% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 80,987,441 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 15,250 shares of Common Stock issuable upon conversion of 46.51 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II, LP (CIK 0001732533): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 89,175,419; sole dispositive power 0; shared dispositive power 89,175,419; aggregate amount beneficially owned 89,175,419 (48.9% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 80,987,441 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 6,187,978 shares of Common Stock issuable upon conversion of 18,873.33 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS FUND II-A, LP (CIK 0001732534): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 86,949,271; sole dispositive power 0; shared dispositive power 86,949,271; aggregate amount beneficially owned 86,949,271 (47.7% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 80,987,441 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 3,961,830 shares of Common Stock issuable upon conversion of 12,083.58 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP (CIK 0001804072): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,082,528; sole dispositive power 0; shared dispositive power 5,082,528; aggregate amount beneficially owned 5,082,528 (2.8% of the class)
  Comment: Rows 8, 10 and 11 each represent 5,082,528 shares of Common Stock issuable upon conversion of 15,501.71 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
- AEROEQUITY GP, LLC (CIK 0001880792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 98,235,027; sole dispositive power 0; shared dispositive power 98,235,027; aggregate amount beneficially owned 98,235,027 (53.9% of the class)
  Comment: Rows 8, 10 and 11 each represent (i) 80,987,441 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) 15,247,586 shares of Common Stock issuable upon conversion of 46,505.13 shares of Series A Convertible Preferred Stock.
  
  The calculation for Row 13 is based upon 165,150,783 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2025, as reported on the Issuer's most recent Form 10-Q, filed on November 6, 2025 plus (i) 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and (ii) 15,247,586 shares of Common Stock issuable upon the conversion of 46,505.13 shares of Series A Convertible Preferred Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 6700 Broken Sound Parkway NW, Boca Raton, Florida (FL), 33487
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022, Amendment No. 2 filed on November 10, 2022, Amendment No. 3 filed on May 23, 2023 and Amendment No. 4 filed on September 1, 2023 and Amendment No. 5 filed on January 21, 2025, Amendment No. 6 filed on June 5, 2025, Amendment No. 7 filed on June 10, 2025, Amendment No. 8 filed on June 17, 2025 and Amendment No. 9 filed on November 10, 2026 (collectively, the "Existing 13D"), is hereby amended in this Amendment No. 10 as set forth below (the "Amendment"). Except as set forth herein, the Existing 13D is unmodified and remains in full force and effect. Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

The Amendment is being filed to report changes in the beneficial ownership of the Reporting Persons with respect to shares of the Company's Common Stock, par value $0.0001 per share (the "Common Stock"), and reflects a reduction in reported beneficial ownership due to sales of Common Stock made by the Reporting Persons in open market transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 10 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 182,398,369 shares of Common Stock outstanding, based on (i) 165,150,783 shares of Common Stock outstanding as of October 31, 2025, as reflected in the Issuer's most recent Form 10-Q for the fiscal quarter ended September 30, 2025 and (ii) 17,247,586 shares of Common Stock issuable upon exercise of the Warrants or conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

Holdings is the direct beneficial owner of 33,721,517 shares of Common Stock and 2,000,000 Warrants and indirect beneficial owner of 107,469 shares of Common Stock held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

Seller is the direct beneficial owner of 47,137,534 shares of Common Stock.

AE Fund II-B is the indirect beneficial owner of 35,849,907 shares of Common Stock directly and indirectly held by Holdings and 47,137,534 shares of Common Stock directly held by Seller and the direct beneficial owner of 46.51 shares of Series A Convertible Preferred Stock which are convertible into 15,250 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the "Conversion Method").

AE Fund II LP is the indirect beneficial owner of 35,849,907 shares of Common Stock directly and indirectly held by Holdings and 47,137,534 shares of Common Stock directly held by Seller and the direct beneficial owner of 18,873.33 shares of Series A Convertible Preferred Stock which are convertible into 6,187,978 shares of Common Stock, based on the Conversion Method.

AE Fund II-A is the indirect beneficial owner of 35,849,907 shares of Common Stock directly and indirectly held by Holdings and 47,137,534 shares of Common Stock directly held by Seller and the direct beneficial owner of 12,083.58 shares of Series A Convertible Preferred Stock which are convertible into 3,961,830 shares of Common Stock, based on the Conversion Method.

AE Solutions I is the direct beneficial owner of 15,501.71 shares of Series A Convertible Preferred Stock, which is convertible into 5,082,528 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares of Series A Convertible Preferred Stock directly held by each of Holdings, Seller, the AE Funds and AE Solutions I and (ii) 107,469 shares of Common Stock directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 98,235,027 shares of Common Stock or 53.9% of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 98,235,027 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.
Transactions in the class effected during the past sixty days: Schedule A annexed hereto lists all transactions by the Reporting Persons in the Common Stock during the past sixty (60) days. All of such transactions were effected in the open market. Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement among the Reporting Persons, dated as of June 17, 2025 (incorporated by reference to Exhibit 1 to the Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on June 17, 2025).

## Signatures
- AE RED HOLDINGS, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (01/09/2026)
- Edge Autonomy Ultimate Holdings, LP: /s/ Michael Robert Greene, Michael Robert Greene/ Vice President (01/09/2026)
- Michael Robert Greene: /s/ Michael Robert Greene, Michael Robert Greene (01/09/2026)
- David H Rowe: /s/ David H Rowe, David H Rowe (01/09/2026)
- AE INDUSTRIAL PARTNERS FUND II-B, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/09/2026)
- AE INDUSTRIAL PARTNERS FUND II, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/09/2026)
- AE INDUSTRIAL PARTNERS FUND II-A, LP: /s/ Michael Robert Greene, Michael Robert Greene/Vice President and Assistant Treasurer (01/09/2026)
- AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/09/2026)
- AEROEQUITY GP, LLC: /s/ Michael Robert Greene, Michael Robert Greene/Managing Member (01/09/2026)